December 2, 2025

VIA E-MAIL

Karen Shupe
Commonwealth Fund Services, Inc.
8730 Stony Point Parkway, Suite 205
Richmond, VA 23235

John H. Lively
Practus, LLP
11300 Tomahawk Creek Pkwy., Suite 310
Leawood, KS 66211

       Re:      ETF Opportunities Trust
                Post-Effective Amendment on Form N-1A
                )LOH 1RV               DQG

Dear Ms. Shupe and Mr. Lively:

        We write to express concern regarding the registration of exchange-traded funds that seek to provide more than 200% (2x) leveraged exposure to underlying indices or securities. On
October 7, 2025, ETF Opportunities Trust filed the post-effective amendment on Form N-1A to add the series referenced in Appendix A attached hereto.

        We will not perform a substantive review of this filing referenced in Appendix A until the issues raised in this letter are addressed. Further, we request that in your response letter you undertake to delay the effectiveness of the filing until these issues are resolved.

Rule 18f-4 under the Investment Company Act of 1940

       Rule 18f- OLPLWV IXQG OHYHUDJH ULVN E\ UHTXLULQJ WKDW DQ RSHQ-end fund s Value-at-Risk
(VaR) does not exceed 200% of the VaR of a designated reference portfolio. 1
The fund   s
designated reference portfolio provides the unleveraged baseline against which to compare the



1
       Rule 18f-  F     ,Q FLUFXPVWDQFHV QRW UHOHYDQW KHUH  D IXQG FDQ VDWLVI\
D GLIIHUHQW WHVW LQ WKH UXOH EDVHG RQ
       absolute VaR, rather than relative VaR.
 Karen Shupe
John H. Lively
ETF Opportunities Trust
Page 2 of

fund   s leveraged portfolio for purposes of identifying the fund   s leverage
risk under the rule.
Accordingly, in defining the term    designated reference portfolio,    rule
18f-  SURYLGHV WKDW  LI
the fund   s investment objective and strategy is to track the performance
(including a leverage
multiple or inverse multiple) of an unleveraged index, the fund must use that index as its designated reference portfolio. 2 As the Commission observed in adopting this requirement, where a fund tracks an index, that index will provide the most appropriate reference portfolio for a relative VaR test.

          Each fund in the registrant   s fund complex identified in Appendix A
has an objective and
strategy to track the performance, including a leverage multiple or inverse multiple, of an unleveraged index because each fund seeks to provide a leverage or inverse multiple of the return of one or more specific securities. Each fund therefore must use the security or securities
that it tracks (collectively, the fund   s    reference assets   ) as the fund
 s designated reference
portfolio for purposes of the VaR test required by rule 18f-   :KHWKHU WKH IXQG
LGHQWLILHV WKH
securities (or security) it tracks by their individual names or as an index does not change this conclusion.

        Because each of these funds has an objective and strategy to provide a leverage multiple
or inverse multiple of the return of the fund   s reference assets, each fund
s reference assets
provide the precise representation of the fund   s unleveraged portfolio and
therefore the
appropriate baseline to calculate the fund   s leverage risk under the rule.
Accordingly, we
question how the fund   s derivatives risk manager could reasonably determine
to use a baseline
other than the reference assets and how the funds    directors, as fiduciaries,
would be satisfied
with the manager   s choice.

                                                   *   *    *

        We request the registrant revise its objective and strategy to be consistent with rule 18f-as discussed above, or withdraw its filings. A response to this letter should be in the form of a supplemental correspondence filed on EDGAR. We remind you that the fund and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

      Should you have any questions regarding this letter, please feel free to contact us at (202)
551-    .

                                                                     Sincerely,

                                                                     Division
of Investment Management




2
       Rule 18f-  D   GHILQLQJ WKH WHUP   'HVLJQDWHG UHIHUHQFH SRUWIROLR
                                             Appendix A

33 Act   Accession No   Complex   Registrant      Filing Date   Series Names
333-               -    T-REX     ETF             10/7/2025     T-REX 3X Long
AAPL Daily Target ETF
         25-                      Opportunities                 T-REX 3X Long
ALAB Daily Target ETF
                                  Trust                         T-REX 3X Long
AMD Daily Target ETF
                                                                T-REX 3X Long
AMZN Daily Target ETF
                                                                T-REX 3X Long
APP Daily Target ETF
                                                                T-REX 3X Long
ARKK Daily Target ETF
                                                                T-REX 3X Long
ASTS Daily Target ETF
                                                                T-REX 3X Long
AVGO Daily Target ETF
                                                                T-REX 3X Long
BABA Daily Target ETF
                                                                T-REX 3X Long
BMNR Daily Target ETF
                                                                T-REX 3X Long
BRKB Daily Target ETF
                                                                T-REX 3X Long
COIN Daily Target ETF
                                                                T-REX 3X Long
CRCL Daily Target ETF
                                                                T-REX 3X Long
CRWD Daily Target ETF
                                                                T-REX 3X Long
CRWV Daily Target ETF
                                                                T-REX 3X Long
DJT Daily Target ETF
                                                                T-REX 3X Long
ETHA Daily Target ETF
                                                                T-REX 3X Long
GLXY Daily Target ETF
                                                                T-REX 3X Long
GME Daily Target ETF
                                                                T-REX 3X Long
GOOG Daily Target ETF
                                                                T-REX 3X Long
GRNY Daily Target ETF
                                                                T-REX 3X Long
HIMS Daily Target ETF
                                                                T-REX 3X Long
HOOD Daily Target ETF
                                                                T-REX 3X Long
IBIT Daily Target ETF
                                                                T-REX 3X Long
INTC Daily Target ETF
                                                                T-REX 3X Long
IONQ Daily Target ETF
                                                                T-REX 3X Long
LLY Daily Target ETF
                                                                T-REX 3X Long
MAGS Daily Target ETF
                                                                T-REX 3X Long
MARA Daily Target ETF
                                                                T-REX 3X Long
META Daily Target ETF
                                                                T-REX 3X Long
MRVL Daily Target ETF
                                                                T-REX 3X Long
MSFT Daily Target ETF
                                                                T-REX 3X Long
MSTR Daily Target ETF
                                                                T-REX 3X Long
MU Daily Target ETF
                                                                T-REX 3X Long
NBIS Daily Target ETF
                                                                T-REX 3X Long
NFLX Daily Target ETF
                                                                T-REX 3X Long
NVDA Daily Target ETF
                                                                T-REX 3X Long
NVO Daily Target ETF
                                                                T-REX 3X Long
OKLO Daily Target ETF
                                                                T-REX 3X Long
ORCL Daily Target ETF
                                                                T-REX 3X Long
PLTR Daily Target ETF
                                                                T-REX 3X Long
PYPL Daily Target ETF
                                                                T-REX 3X Long
QBTS Daily Target ETF
                                                                T-REX 3X Long
QUBT Daily Target ETF
                                                                T-REX 3X Long
RDDT Daily Target ETF
                                                                T-REX 3X Long
RGTI Daily Target ETF
                                                                T-REX 3X Long
RIOT Daily Target ETF
                                                                T-REX 3X Long
RKLB Daily Target ETF
                                                                T-REX 3X Long
SLV Daily Target ETF
                                                                T-REX 3X Long
SMCI Daily Target ETF
                                                                T-REX 3X Long
SMR Daily Target ETF
                                                                T-REX 3X Long
SOFI Daily Target ETF
                                                                T-REX 3X Long
SOUN Daily Target ETF
 Karen Shupe
John H. Lively
ETF Opportunities Trust
Page   of

                          T-REX 3X Long TEM Daily Target ETF
                          T-REX 3X Long TSLA Daily Target ETF
                          T-REX 3X Long TSM Daily Target ETF
                          T-REX 3X Long UBER Daily Target ETF
                          T-REX 3X Long UNH Daily Target ETF
                          T-REX 3X Long UPST Daily Target ETF